Exhibit 21.1

Subsidiaries of Agiliti, Inc.

Name	Percentage Ownership	State of Organization

Umpire SPAC Merger Sub, Inc.	100	Delaware
Umpire Equity Merger Sub, Inc.	100	Delaware
Umpire Cash Merger Sub, Inc.	100	Delaware